UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No 1)1

Zane Acquisition II, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

NONE
(CUSIP Number)

Jared Shaw
c/o Steven Bettinger
9620 Bridgebrook Drive
Boca Raton, FL 33496
(561) 939-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. None

1.		Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jared Shaw

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) (See item 3) PF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 50,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 50,000

	10.	Shared Dispositive Power 0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 50,000

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 1 2/3%[2]

14.		Type of Reporting Person (See Instructions) IN

2 On the basis of 3,000,000 shares of Common Stock reported by the Company to be issued and outstanding as of July 21, 2006 in the Company’s latest Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission on March 28, 2007.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001, (the "Common Stock") of Zane Acquisition II, Inc., the issuer (the “Company”). The principal executive offices of the Company are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067.

Item 2. Identity and Background.

This statement is being filed by Jared Shaw (the "Reporting Person"). The business address of the Reporting Person is c/o Steven Bettinger, 9620 Bridgebrook Drive, Boca Raton, FL 33496.

The Reporting Person’s present principal occupation or employment and the name, principal address of where such employment is conducted is President of National Credit Report.com located at c/o Steven Bettinger, 9620 Bridgebrook Drive, Boca Raton, FL 33496.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain Redemption Agreement between the Reporting Person and the Company dated April 2, 2007, 950,000 shares of Common Stock owned directly by the Reporting Person were redeemed, and were then acquired from the Company with working capital of Trinad Capital Master Fund, Ltd. (“Trinad”) pursuant to a Common Stock Purchase Agreement entered into, by and among the Company, Steven Bettinger, Ivan Spinner, Jared Shaw and Trinad on April 2, 2007 for the purchase price of Thirty Thousand Dollars ($37,500) (the “Agreement”).

Item 4. Purpose of Transaction.

On April 2, 2007 (the “Closing”), pursuant to the Agreement, the Company closed on a private placement transaction where it sold 2,850,000 shares of its common stock to Trinad for $37,500. As a condition of the sale, the Company agreed that it would discharge all outstanding liabilities.  The purpose has been to effect a business combination with an operating business which the Company believes has significant growth potential. No such business combination has yet been identified.

Effective upon the Closing (a) each of Steven Bettinger and Ivan Spinner resigned as Directors of the Company, (b) Steven Bettinger resigned as President, (c) Ivan Spinner resigned as Secretary, (d) Jared Shaw resigned as Treasurer, (e) each of Robert Ellin, Jay Wolf and Barry Regenstein was appointed a Director of the Company, and will hold the seats until the next annual shareholder meeting can be held and until his successor is duly elected and qualified, (f) Robert Ellin was appointed Chief Executive Officer of the Company (g) Jay Wolf was appointed Chief Operating Officer and Secretary of the Company, and (h) Charles Bentz was appointed Chief Financial Officer of the Company.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof the Reporting Person beneficially owns an aggregate of 50,000 shares of Common Stock, representing approximately 12/3% of the number of shares of Common Stock stated to be outstanding by the Company on Form 10-KSB, as filed with the Securities and Exchange Commission on March 27, 2007.

(b) The Reporting Person has the sole right to vote and dispose of 50,000 shares of Common Stock.

(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Company’s equity securities during the 60 days preceding the date hereof.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 50,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2007

/s/ Jared Shaw
Name: Jared Shaw